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                                                /------------------------------/
                                                /        OMB APPROVAL          /
                                                /------------------------------/
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+--------+
| FORM 4 |                    UNITED STATES SECURITIES AND EXCHANGE COMMISSION
+--------+                                 WASHINGTON, D.C. 20549
[_] Check this box if
    no longer subject         STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    to Section 16.
    Form 4 or Form 5       Filed pursuant to Section 16(a) of the Securities
    obligations may           Exchange Act of 1934, Section 17(a) of the
    continue. See            Public Utility Holding Company Act of 1935 or
    Instruction 1(b).      Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

--------------------------------------------------------------------------------
1.  Name and Address of Reporting Person*

    T.C.L. Industries Holdings (H.K.)Ltd.
    (See attachment for additional reporting persons)
--------------------------------------------------------------------------------
        (Last)                      (First)                        (Middle)

     RM 1102, 11/F Chinachem Tsuen Wan Plaza
     457 Castle Peak Road
--------------------------------------------------------------------------------
                                   (Street)

     Tsuen Wang, New Territories, Hong Kong, China
--------------------------------------------------------------------------------
        (City)                      (State)                           (Zip)
* If the Form is filed by more than one Reporting Person, see Instructions
  4(b)(v)
--------------------------------------------------------------------------------

2.  Issuer Name and Ticker or Trading Symbol    Lotus Pacific, Inc. LPFC.OB
                                             -----------------------------------

3.  I.R.S. Identification Number of Reporting Person, if an entity
    (Voluntary)
               ------------------------

4.  Statement for Month/Year       September 2001
                             ---------------------------------------------------

5.  If Amendment, Date of Original (Month/Year)
                                               ---------------------------------


6.  Relationship of Reporting Person(s) to Issuer (Check all applicable)


    ___ Director    ___ Officer              X  10% Owner    ___ Other
                                            ---
                        (give title below)                       (specify below)

    ----------------------------------------------------------------

7.  Individual or Joint/Group Filing (Check Applicable Line)

    ____ Form filed by One Reporting Person
     X   Form filed by More than One Reporting Person
    ---

Table I--Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

------------------------------------------------------------------------------------------------------------------------------------
1. Title              2. Trans-  3. Trans-       4. Securities Acquired (A)        5. Amount of         6. Owner-     7. Nature
   of                    action     action          or Disposed of (D)                Securities           ship          of In-
   Security              Date       Code            (Instr. 3, 4 and 5)               Beneficially         Form:         direct
   (Instr. 3)            (Month/    (Instr. 8)                                        Owned at             Direct        Bene-
                         Day/    -----------------------------------------------      End of               (D) or        ficial
                         Year)                                                        Month                Indirect      Owner-
                                  Code       V   Amount        (A) or    Price        (Instr. 3 and 4)     (I)           ship
                                                               (D)                                         (Instr. 4)    (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock           9/18/01     P              12,000,000    A         (a)          21,606,671            (b)           (c)
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

 Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
        (e.g., puts, calls, warrants, options, convertible securities)

-----------------------------------------------------------------------------------------------------------------------------
 1. Title of Derivative            2. Conver-          3. Trans-           4. Transac-            5. Number of Deriv-
    Security (Instr. 3)               sion or             action              tion Code              ative Securities
                                      Exercise            Date                (Instr. 8)             Acquired (A) or
                                      Price of            (Month/                                    Disposed of (D)
                                      Deriv-              Day/                                       (Instr. 3, 4, and 5)
                                      ative               Year)
                                      Security

                                                                           ---------------------------------------------------
                                                                           Code      V                 (A)         (D)

-----------------------------------------------------------------------------------------------------------------------------
N/A                                     N/A                N/A              N/A       N/A          N/A              N/A
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                              6. Date Exer-     7. Title and Amount of       8. Price    9. Number       10. Owner-    11. Na-
                                 cisable and       Underlying Securities        of          of Deriv-        ship          ture
                                 Expiration        (Instr. 3 and 4)             Deriv-      ative            Form          of In-
                                 Date                                           ative       Secur-           of De-        direct
                                 (Month/Day/                                    Secur-      ities            rivative      Bene-
                                 Year)                                          ity         Bene-            Security:     ficial
                                                                                (Instr.     ficially         Direct(D) or  Owner-
                               --------------------------------------------     5)          Owned            Indirect (I)  ship
                               Date     Expira-              Amount or                      at End                         (Instr.
                               Exer-    tion         Title   Number of                      of                             4)
                               cisable  Date                 Shares                         Month
                                                                                            (Instr. 4)       (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
N/A                            N/A      N/A        N/A         N/A              N/A          N/A             N/A           N/A
------------------------------------------------------------------------------------------------------------------------------------

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

Explanation of Responses:
(a), (b) and (c) - Please see Attachment for explanation of responses.
(d) Please see Attachment for additional signatures of reporting persons.
** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations.
   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

          T.C.L. INDUSTRIES HOLDINGS (H.K.) LTD.

          By: /s/ Li Dong Sheng                   October 9, 2001
          --------------------------------------  ---------------
          **Signature of Reporting Person (d)           Date

Name of Reporting Person:       T.C.L. Industries Holdings (H.K.) Ltd
                         --------------------------------------------
Name of Issuer:        Lotus Pacific, Inc.   LPFC.OB
                -------------------------------------
Statement for Month/Year:     September 2001
                         -------------------

1.   Additional Reporting Persons:
     ----------------------------

     Huizhou Municipal Government
     6 Yun Shan Xi Lu
     North of River
     Huizhou, Guangdong, PRC

     TCL Holdings Co., Ltd.
     No. 6 Er Ling Nan Lu
     Huizhou, Guangdong, PRC

Table I, Column 4 (Price):
-------------------------

(a) The securities were transferred to Lotus International Holdings Ltd (LIHL), a wholly owned subsidiary of T.C.L. Industries Holdings (H.K.) Limited ("TCL"), in order to compensate TCL for losses it incurred from a share swap between TCL and certain shareholders of the issuer in July 1999. Accordingly, neither LIHL nor TCL paid any cash consideration or other form of consideration for the securities.

Table I, Column 6 (Ownership Form: Direct (D) or Indirect (I)):
--------------------------------------------------------------

(b) For TCL, ownership of the securities reported in column 5 is 9,606,671 (D) and 12,000,000 (I)

     For TCL Holdings Co., Ltd., ownership of the securities reported in column 5 is (I).

     For Huizhou Municipal Government, ownership of the securities reported in column 5 is (I).

Table I, Column 7 (Nature of Indirect Beneficial Ownership):
-----------------------------------------------------------

(c) For TCL, nature of indirect beneficial ownership is by Lotus International Holdings Ltd., a wholly owned subsidiary of TCL.

     For TCL Holdings Co., Ltd, nature of indirect beneficial ownership is by its wholly owned subsidiary, TCL.

     For Huizhou Municipal Government, nature of indirect beneficial ownership is by a company controlled by it, TCL Holdings Co., Ltd.

Signature of Reporting Persons:
------------------------------

HUIZHOU MUNICIPAL GOVERNMENT            TCL HOLDINGS CO., LTD


By:  /s/ Li Dong Sheng                  By:  /s/ Li Dong Sheng
     -----------------                       -----------------